SUB-ITEM 77D

Policies with Respect to Security Investments
Trust for Credit Unions

Effective October 30, 2017, the investment policies of the Ultra-Short Duration Government Portfolio and Short Duration Portfolio were amended to allow such funds to invest in the types of securities listed below:

*Repurchase agreements secured with obligations authorized by the Federal Credit Union Act

*U.S. dollar denominated bank notes issued or guaranteed by banks with total assets exceeding $1 billion with weighted average maturities of less than 5 years, but onlyto the extent permitted under the Federal Credit Union Act and the rules and regulations thereunder